UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rio Tinto Limited

(Name of Subject Company)

_________________________________

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

A V Lawless

Assistant Secretary

Rio Tinto Limited

55 Collins Street

Melbourne, Victoria 3000

Australia

(Name of Person(s) Furnishing Form)

Ordinary Shares

American Depositary Shares

(Title of Class of Subject Securities)

Q81437107 (Ordinary Shares)

767202104 (ADR Shares)

(CUSIP Number of Class of Securities (if applicable))

Rio Tinto Services Inc.

2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

(801) 583-6707

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 15, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Attachments:

(1)	Rio Tinto Limited Off-Market Buy-Back Booklet*
(2)	Explanatory Letter to holders of American Depositary Shares*
(3)	Tender Form for holders of American Depositary Shares*
(4)	Tender Form for holders of ordinary shares*
(5)	Withdrawal/Amendment Form for holders of American Depositary Shares*

Item 2. Informational Legends

Not Applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits:

(1)	Rio Tinto Limited Off-Market Buy-Back Tender News Release**
(2)	Rio Tinto Limited Off-Market Buy-Back Tender Presentation Commentary**
(3)	Appendix 3C**
(4)	Notice of Meeting and accompanying Explanatory Notes for Rio Tinto Limited’s 2005 Annual General Meeting***
(5)	Rio Tinto Limited 2004 Annual Report***
(6)	Appendices 3F – Final Share Buy-Back Notices*
(7)	Press Release announcing results of the Buy-Back

* Previously filed.

** Incorporated by reference to our Form 6-K dated March 11, 2005.

*** Incorporated by reference to our Form 6-K dated March 17, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

Rio Tinto Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO LIMITED
By:	/s/ A V Lawless
Name:	A V Lawless
Title:	Assistant Secretary
Date:	May 10, 2005

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